UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-6 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2005

000-29150

(Commission File Number)

Randgold & Exploration Company Limited

(Translation of registrant’s name into English)

28 Harrison Street, Johannesburg, South Africa

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X|  Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_|  No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

On September 21, 2005, Randgold & Exploration Company Limited (“Randgold & Exploration”) issued an announcement regarding a change of auditors and receipt of Notice of Delisting from the Nasdaq National Market. A copy of the announcement is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The announcement contains forward-looking statements regarding Randgold & Exploration and includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.

On September 21, 2005, Randgold & Exploration Company Limited issued a media statement announcing a change of auditors and the receipt of notice from Nasdaq that its securities would be delisted on September 21, 2005. A copy of the announcement is attached hereto as Exhibit 99.2 and is incorporated herein by reference. The announcement contains forward-looking statements regarding Randgold & Exploration and includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.

Exhibit	Description

99.1	Announcement, dated September 21, 2005, issued by Randgold & Exploration regarding a change of auditors and receipt of Notice of Delisting from the Nasdaq National Market.
99.2

Media Statement, dated September 21, 2005, issued by Randgold & Exploration announcing a change of auditors and the receipt of notice from Nasdaq that its securities would be delisted on September 21, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RANDGOLD & EXPLORATION COMPANY LIMITED

By:	/s/ Patricia Beatrice Beale
Name: Patricia Beatrice Beale
Title: Company Secretary

Date:	September 23, 2005